Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 19, 2009

VIA EDGAR

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Re:	Global Cooling Technologies Corp. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed August 18, 2009 File No. 333-160366

Dear Ms. Jacobs:

We confirm that today the Company filed on EDGAR Amendment No. 2 to the referenced registrant’s Registration Statement on Form S-1, submitted pursuant to the staff’s comment letter dated August 11, 2009.  Also enclosed are two copies of the staff’s August 11, 2009 comment letter.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 2 to the Form S-1, also filed today.

In response to the staff’s comments in its August 11, 2009 comment letter, we respectfully submit the following information on behalf of our client:

General

1.
We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated July 28, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested.  Note that the representations should be made by the company.

Barbara C. Jacobs, Esq.
August 19, 2009

The Company will comply with this comment and provide such acknowledgments no later than concurrently with any request for acceleration of the effective date.

2.
Revise to include an updated consent from your independent registered public accounting firm.  In this regard, considering an extended period of time (30 days or more) has passed since your previous filing, the reference in your auditor’s prior to consent to “any filings that are necessary now or in the near future,” does not satisfy the consent requirements in the Form S-1/A.  Please revise accordingly.

The Company has complied with the comment.  Please see the updated auditors consent letter filed as Exhibit 23.2 to the Amendment No. 2 to the Form S-1.

Risk Factors, page 5

Because our current President and Chief Executive Officer has other business interests .... page 8

3.
Please provide additional information regarding the companies with which you are involved.  In this regard, clarify the Refinery Science Corp. and Nanoforce, Inc. are private companies.  Disclose that Refinery Science Corp. filed a registration statement with the SEC in 2008 which was eventually withdrawn in 2009.  Explain the number of hours that you devote to Refinery Science Corp. and Nanoforce, Inc.  Tell why you believe you do not anticipate any potential conflicts of interest or business opportunities with these other companies.

The Company has complied with this comment.  Please see page 8 of the redlined Amendment No. 2 to Form S-1.

Directors, Executive Officers, Promoter and Control Persons, page 19

4.
Please refer to comment 9 in our letter dated July 28, 2009.  You state on page 8 that you currently serve as Chief Executive Officer, as well as President and Director of Refinery Science Corp.  We note that your biographical information on page 19 still does not reflect that you are currently the Chief Executive Officer of Refinery Science Corp although it does indication that you are its president as well as a director.  Please revise.

The Company has complied with this comment.  Please see pages 8 and 19 of the redlined Amendment No. 2 to Form S-1.

Executive Compensation, page 20

5.
We note that your revised executive summary compensation table does not include a total amount in the last column.  Please include all required disclosure pursuant to Item 402(n)(2)(x) of regulation  S-K.

Barbara C. Jacobs, Esq.
August 19, 2009

The Company has complied with this comment.  Please see page 20 of the redlined Amendment No. 2 to Form S-1.

Item 17.  Undertakings, page 28

6.	It appears that you deleted subparagraph (1) of the undertaking in Item 512(i) of Regulation S-K relating to Rule 430A, but did not delete subparagraph (2) of Item 512(i). Please revise or explain.

The Company has complied with this comment and deleted subparagraph (2).  Please see page 28 of the redlined Amendment No. 2 to Form S-1.

Please contact the undersigned if you have further comments.

Sincerely,

/s/ Thomas E. Puzzo

Thomas E. Puzzo